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                             July 6, 2021

       Gary Wunderlich
       President
       Live Oak Crestview Climate Acquisition Corp.
       40 S Main Street, #2550
       Memphis, TN 38117

                                                        Re: Live Oak Crestview
Climate Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed on June 21,
2021
                                                            File No. 333-253895

       Dear Mr. Wunderlich:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1.                                                   Please provide updated
audited financial statements in your next amendment.
       Note 6. Stockholders Equity, page F-13

   2. You disclose that in the event that you redeem public warrants, that any such exercise would not be on a
"cashless" basis and would require the exercising holder to pay the exercise price for each
warrant being exercised. You also disclose that private placement warrants are identical
to the public warrants, except that the private placement warrants may not be redeemed by
you and the holders of private placement warrants may elect to exercise the warrants
on a "cashless" basis. Please provide us with your accounting analysis to support the
classification of the private placement warrants as equity
 Gary Wunderlich
Live Oak Crestview Climate Acquisition Corp.
July 6, 2021
Page 2
         considering the difference in exercise basis compared to the public warrants.
       You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameGary Wunderlich                    Sincerely,
Comapany NameLive Oak Crestview Climate Acquisition Corp.
                                                     Division of Corporation
Finance
July 6, 2021 Page 2                                  Office of Finance
FirstName LastName